UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

November 3, 2025

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.
(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. as of the date indicated in the relevant exhibit description.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Press Release entitled “Transaction in own shares” dated October 1, 2025.

Exhibit 2	Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Voting Rights and Capital” dated October 1, 2025.

Exhibit 3	Press Release entitled “Transaction in own shares” dated October 2, 2025.

Exhibit 4
Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated October 2, 2025.

Exhibit 5	Press Release entitled “Transaction in own shares” dated October 3, 2025.

Exhibit 6	Press Release entitled “Transaction in own shares” dated October 6, 2025.

Exhibit 7	Press Release entitled “Transaction in own shares” dated October 7, 2025.

Exhibit 8	Press Release entitled “Transaction in own shares” dated October 8, 2025.

Exhibit 9	Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Share Buyback Programme” dated October 9, 2025.

Exhibit 10	Press Release entitled “Transaction in own shares” dated October 9, 2025.

Exhibit 11	Press Release entitled “Transaction in own shares” dated October 10, 2025.

Exhibit 12	Press Release entitled “British American Tobacco p.l.c. – TR-1: Notification of major holdings” dated October 13, 2025.

Exhibit 13	Press Release entitled “British American Tobacco p.l.c. (the “Company” or “BAT”) – Board Change” dated October 14, 2025.

Exhibit 14	Press Release entitled “Transaction in own shares” dated October 14, 2025.

Exhibit 15	Press Release entitled “Transaction in own shares” dated October 15, 2025.

Exhibit 16	Press Release entitled “Transaction in own shares” dated October 16, 2025.

Exhibit 17	Press Release entitled “Transaction in own shares” dated October 17, 2025.

Exhibit 18	Press Release entitled “British American Tobacco p.l.c. – TR-1: Notification of major holdings” dated October 17, 2025.

Exhibit 19	Press Release entitled “Transaction in own shares” dated October 20, 2025.

Exhibit 20	Press Release entitled “Transaction in own shares” dated October 21, 2025.

Exhibit 21	Press Release entitled “British American Tobacco p.l.c. Announces Tender Offer for Euro-Denominated Perpetual Subordinated Fixed-To-Reset Rate Non-Call 5.25 Year Securities” dated October 21, 2025.

Exhibit 22	Press Release entitled “Transaction in own shares” dated October 22, 2025.

Exhibit 23	Press Release entitled “Transaction in own shares” dated October 23, 2025.

Exhibit 24	Press Release entitled “Transaction in own shares” dated October 24, 2025.

Exhibit 25	Press Release entitled “Transaction in own shares” dated October 27, 2025.

Exhibit 26	Press Release entitled “Transaction in own shares” dated October 28, 2025.

Exhibit 27	Press Release entitled “Publication of Prospectus” dated October 28, 2025.

Exhibit 28	Press Release entitled “Transaction in own shares” dated October 29, 2025.

Exhibit 29
Press Release entitled “British American Tobacco p.l.c. announces Final Results in respect of its Tender Offer for Euro-Denominated Perpetual Subordinated Fixed-To-Reset Rate Non-Call 5.25 Year Securities” dated October 29, 2025.

Exhibit 30	Press Release entitled “Transaction in own shares” dated October 30, 2025.

Exhibit 31	Press Release entitled “Transaction in own shares” dated October 31, 2025.

Exhibit 32
Press Release entitled “British American Tobacco p.l.c. €1,000,000,000 Perpetual Subordinated Fixed-to-Reset Rate Non-Call 5.25 Year Securities (ISIN: XS2391779134; Common Code: 239177913) (the “Securities”)” dated October 31, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Christopher Worlock
	Name:	Christopher Worlock
	Title:	Assistant Secretary

Date:  November 3, 2025